[First Advantage Bancorp Letterhead]

September 9, 2010

VIA EDGAR

Mr. Mark Webb
Legal Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Re:         First Advantage Bancorp
Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010
File Number 001-33682

Dear Mr. Webb:

We have reviewed the commission’s comments on the First Advantage Bancorp (the “Company”) Form 10-K for fiscal year ended December 31, 2009 and Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010 provided in your letter dated August 13, 2010.  We appreciate your comments and respectfully submit our responses for your review.  This letter supplements our response filed on August 20, 2010.  Our responses are aligned with the sequential number of the comments in your letter dated August 13, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009 - General

Comment:

1.
Please revise your future fillings to disclose how you evaluate loans with interest reserves for collectability prior to the loan’s maturity. Discuss how you monitor the collateral and projects over the life of the loan. Identify instances during the periods presented where you have extended additional interest reserves on existing loan relationships beyond the amounts contemplated at origination.

Response:

Please be advised that the Company will revise future filings to disclose information related to loans with interest reserves.  The Company’s proposed disclosure will be as follows:

Under Lending Activities in Item 1. we will add:

Loans with Interest Reserves. In the normal course of business, residential acquisition, development and construction, commercial construction or commercial land/development loan agreements may be originated where interest on the loan is disbursed from pre-established interest reserves included in the total original loan commitment.  Our construction and land development loans generally include optional renewal terms after the maturity of the initial loan term.  Loans with interest reserves are underwritten using the same criteria, including loan to value and, if applicable, pro forma debt service coverage ratios, as loans without interest reserves.  Construction loans with interest reserves are closely monitored through physical inspections on a periodic basis to gauge progress towards completion.  Interest reserves are frozen if it is determined that additional draws would result in a loan to value ratio that exceeds policy maximums based on collateral property type.  During the current reporting period the Bank has not extended any additional reserves on existing loan relationships beyond the amounts contemplated at origination.

Balance Sheet Analysis – Loans, page 33

Comment:

2.
We note your disclosure on page 34 that “The balance of one-to-four family loans increased during the year primarily due to the migration of maturing one-to-four family construction loans to permanent one-to-four family loans.” Please revise your future filings to disclose whether these loans were made on market terms and whether this trend is typical of your normal lending activities or a result of the borrower’s lack of ability to find financing elsewhere. If these loans are not made on market terms, please disclose how you concluded that they should not be accounted for as troubled debt restructurings.

Response:

Please be advised that the Company will revise future filings to disclose the requested additional information as appropriate (depending on portfolio growth and the nature of such growth).  The Company’s proposed disclosure as it would have appeared in the December 31, 2009 10-K would have been as follows:

The balance of one-to-four family loans increased during the year primarily due to the migration of maturing one-to-four family construction loans to permanent one-to-four family loans.  Such loans were made in the typical course of business and on market terms, based on either original construction-to-permanent loan agreements with individuals or contractual curtailment terms with building contractors on speculative construction loans.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities and Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Comment:

3.
In future filings, please provide the information required by Item 201(d) of Regulation S-K under Item 12 rather than Item 5. Please see Regulations S-K Compliance and Disclosure Interpretation 106.01 for additional information.

Response:

Please be advised that the Company will provide the equity compensation plan information required by Item 201(d) of Regulation S-K under Item 12 rather than Item 5 in its future filings.

Item 8. Financial Statements and Supplementary Data – General

Comment:

4.
We note your statement on page 53 that your financial statements are included beginning on page F-1. We also note that in your EDGAR filings, it appears that your financial statements are “tagged” as being Exhibit 99.15. Please correct your future Form 10-K filings so that your financial statements are filed and “tagged” in accordance with the rules and requirements of Form 10-K and Regulation S-K.

Response:

Please be advised that the Company will correct its future filings to ensure they are “tagged” correctly in accordance with the rules and requirements of Form 10-K and Regulation S-K.

Consolidated Statements of Operations, page F-3

Comment:

5.
Please revise your future filings to present your earnings per share on the face of your Statements of Operations for the periods presented. Refer to Section 9-04 of Regulation S-X. Similarly, please present earnings per share in your presentation of Selected Financial Data on page 28. Refer to Item 301 of Regulation S-K.

Response:

Please be advised that the Company will include the requested information in future filings.  Following are examples of our proposed disclosure for the impacted items as they would have appeared in the December 31, 2009 10-K:

First Advantage Bancorp
Consolidated Statements of Operations
(Dollars in thousands)
	Years Ended December 31,
	2009	2008
Interest and Dividend Income
Loans	$11,371	$9,169
Investment securities	5,585	7,720
Other	276	396
Total interest and dividend income	17,232	17,285
Interest Expense
Deposits	4,518	4,754
Securities sold under agreements to repurchase and other short-term borrowings	127	162
Federal Home Loan Bank advances	418	814
Borrowings with other banks	1,304	872
Total interest expense	6,367	6,602
Net Interest Income	10,865	10,683
Provision for loan losses	868	685
Net Interest Income After Provision for Loan Losses	9,997	9,998
Non-interest Income
Customer service and other fees	1,277	1,201
Loan servicing and other fees	74	49
Net gains on sales of loan held for sale	1,213	608
Net realized gain (loss) on sales of available-for-sale securities	7	(2,656)
Other-than-temporary impairment on available-for-sale securities	(1,091)	(13,577)
Net realized gain on sales of other assets held-for-sale	-	295
Commissions on insurance and brokerage	158	292
Net loss on premises and equipment	(17)	(37)
Other	28	29
Total non-interest income	1,649	(13,796)
Non-interest Expense
Salaries and employee benefits	5,951	5,825
Net occupancy expense	635	512
Equipment expense	671	598
Data processing fees	863	784
Professional fees	424	601
Marketing expense	285	288
Office expense	328	271
Loan collection and repossession expense	19	4
Insurance expense	80	86
Mortgage loan outsourced servicing	31	38
Other	1,864	1,138
Total non-interest expense	11,151	10,145
Income (Loss) Before Income Taxes	495	(13,943)
Provision (Credit) for Income Taxes	135	(5,848)
Net Income (Loss)	$360	$(8,095)

Basic Earnings Per Common Share	0.08	(1.73)
Diluted Earnings Per Common Share	0.08	(1.73)

Item 6.              SELECTED FINANCIAL DATA

	At December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands)
Financial Condition Data:
Total assets	$344,224	$338,404	$253,403	$213,419	$220,725
Cash and due from banks	9,204	7,991	3,209	1,754	2,415
Interest-bearing demand deposits and time deposits at other banks	1,686	4,243	970	5,631	8,746
Federal funds sold	975	9	4,897	9,364	9,000
Available-for-sale securities, fair value	98,736	129,076	112,817	83,519	67,866
Loans available-for-sale	2,265	866	1,867	1,400	777
Loans receivable, net	211,137	176,412	115,959	98,370	120,063
Deposits	216,240	186,807	169,854	176,609	171,140
Federal Home Loan Bank advances and borrowings at other banks	48,000	73,550	-	-	12,159
Total equity	70,526	70,261	79,505	32,889	32,535
	For the Year Ended December 31,
	2009	2008	2007	2006	2005
Operating Data:	(Dollars in thousands)
Interest and dividend income	$17,232	$17,285	$13,253	$12,406	$12,719
Interest expense	6,367	6,602	6,016	5,153	3,979
Net interest income	10,865	10,683	7,237	7,253	8,740
Provision (credit) for loan losses	868	685	(364)	(736)	91
Net interest income after provision (credit) for loan losses	9,997	9,998	7,601	7,989	8,649
Non-interest income (1) (3) (4) (5)	1,649	(13,796)	1,987	2,536	12,006
Non-interest expense (2)	11,151	10,145	10,060	9,525	11,689
Income (loss) before provision (credit) for income taxes	495	(13,943)	(472)	1,000	8,966
Provision (credit) for income taxes	135	(5,848)	(217)	375	3,426
Net income (loss)	$360	$(8,095)	$(255)	$625	$5,540

Basic Earnings Per Common Share	0.08	(1.73)	N/A	N/A	N/A
Diluted Earnings Per Common Share	0.08	(1.73)	N/A	N/A	N/A

Note 5: Loans and Allowance for Loan Losses, page F-16

Comment:

6.	Please revise your disclosure in future filings to disclose the amount of allowance for loan losses related to your impaired loans. Refer to ASC 310-10-50-15.

Response:

Please be advised that the Company will include the requested information in future filings.  Our proposed disclosure for the impacted item as it would have appeared in the December 31, 2009 Form 10-K consists of: 1) adding the table below to Note 5: Loans and Allowance for Loan Losses after the paragraph concerning non-accrual loans and; 2) adding the following italicized language to our disclosure about impaired loans as it appeared in our December 31, 2009 10-K:

	June 30, 2010	December 31, 2008
Impaired loans with an allocated allowance for loan losses	$-	$948
Impaired loans without an allocated allowance for loan losses	-	-
Total impaired loans	$-	$948

Allocated allowance on impaired loans	$-	$141

Impaired loans totaled $948 at December 31, 2009 and primarily consisted of one-to-four family residential loans.  There were no loans classified as impaired as of December 31, 2008.  Interest of $21 and $22 was recognized on average impaired loan of $951 and $245 for the years ended December 31, 2009 and 2008, respectively.  No interest was recognized on impaired loans on a cash basis during the years ended December 31, 2009 and 2008, respectively.  The allocated allowance for loan losses attributable to impaired loans totaled $141 and $0 for the years ended December 31, 2009 and 2008, respectively.

Comment:

7.	Please revise your future filings beginning in your next Form 10-Q to address the following:

•	Please provide the disclosures required by ASC 310-40-50 related to loans accounted for as troubled debt restructurings (“TDR”) or revise to confirm you had none.

•	Quantify such loans by type of modification. Please disclose whether you make modifications to loans that you do not account for as TDRs.

•	If so, please disclose what types of modifications you make by major loan portfolio, and disclose your basis for not accounting for these modifications as TDRs.

•	If the modifications relate to a short term deferral of principle or interest, please disclose how you define short-term for the purposes of concluding that a modification does not constitute a TDR.

•
If you continue to believe these other modifications were not TDRs, tell us and disclose in future filings whether the allowance related to the restructured loans would have been materially the same if it had been computed under ASC 310 (SFAS 114).

Response:

Please be advised that the Company will include the requested information in future filings.  In the Form 10-Q for the quarter ended June 30, 2010 we would have replaced “NOTE 4 – ACTIVITY IN ALLOWANCE FOR LOAN LOSSES” with  “NOTE 4 – LOANS,” which would have included the following table and discussion.  Note that this section is repeated as part of the full proposed NOTE 4 as presented in response to comment number 12 below.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At June 30,			At December 31,
	2010			2009
			% of			% of
		% of	Loans in		% of	Loans in
		Allowance	Category		Allowance	Category
		to Total	to Total		to Total	to Total
	Amount	Allowance	Loans	Amount	Allowance	Loans
	($ in thousands)			($ in thousands)
One-to-four family	$280	9.4%	19.2%	$280	10.0%	20.8%
Multi-family and nonresidential	1,117	37.4	39.1	1,125	40.0	36.8
Construction	160	5.4	13.5	160	5.7	12.2
Land	335	11.2	8.8	286	10.2	9.7
Consumer	200	6.7	9.1	200	7.1	9.3
Commercial	893	29.9	10.3	762	27.1	11.2
Total allowance for loan losses	$2,985	100.0%	100.0%	$2,813	100.0%	100.0%

The Company’s assessment of allowance levels is determined in accordance with GAAP and regulatory guidelines.  In determining the allowance, management uses information to stratify the loan portfolio into loan pools with common risk characteristics.  Loan pools in the portfolio are assigned estimated allowance amounts of loss based on various factors and analysis.  Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio.  All of these estimates are susceptible to significant change.  Management reviews the level of allowance at least quarterly and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectibility of the loan portfolio. Loans determined to be impaired include non-accrual loans and troubled debt restructurings (“TDRs”).  Impaired loans with outstanding balances greater than $100,000 are evaluated individually rather than on a pool basis.  The allocated allowance for loan losses attributable to restructured loans included in the table above was $0 and $0 at June 30, 2010 and December 31, 2009, respectively.

Loans deemed to be impaired include TDRs plus any other loans where management has determined that it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.  For these loans, the Company measures the level of impairment based on the present value of the estimated projected cash flows, the estimated value of the collateral or, if available, observable market prices.  If current valuations are lower than the current book balance of the credit, the negative differences are reviewed and, if deemed appropriate, charged-off.  If a charge-off is not deemed appropriate, a specific reserve is established for the individual loan in question.  The total of impaired loans was approximately $0 at June 30, 2010 and $948 at December 31, 2009.  The allowance allocated to impaired loans, excluding TDRs, totaled $0 and $141 at June 30, 2010 and December 31, 2009, respectively.  Loans characterized as TDRs totaled $178 at June 30, 2010, compared to $0 at December 31, 2009.  The allowance allocated to TDRs, excluding specifically-impaired loans referred to above, totaled $0 at June 30, 2010 and $0 at December 31, 2009.  The TDR total of $178 at June 30, 2010 is comprised of a single commercial real estate loan for which the Company agreed to accept interest only payments for one year.  The difference in net present values of the cash flows for the restructured loan compared to the original loan terms was immaterial and, therefore, no specific reserve was established for the loan.

During the second quarter of 2010 the Company granted payment deferrals of 90 days to four commercial and commercial real estate loan customers with a total outstanding balance of $1.6 million.  These deferrals were offered by the Company to the borrowers to assist them in recovering from the effects of severe local flooding that occurred in the Clarksville area in early May 2010.  There was no reduction of the principal balances, no reduction of the contractual interest rates, no forgiveness of accrued interest and, the maturities of the loans were not extended.  All of the borrowers were conforming to the terms of their original loan agreements at the time the payment deferrals were granted.  The allowance for loan losses related to these loans was not affected by the payment deferrals.

Note 15: Disclosures About Fair Value of Financial Instruments, page F-27

Comment:

8.
We note your disclosure that the fair value of loans held for sale is determined based on specific prices committed to be paid for each individual loan. Please revise to disclose whether you record any derivatives related to your commitments to sell loans. If not, please tell us why these commitments do not meet the definition of a derivative. If so, please revise your future filings to disclose the methodology for determining the fair value of such amounts and provide the relevant disclosures pursuant to ASC 810-10-50.

Response:

Please be advised that the Company will disclose in future filings that the commitments to sell mortgage loans held for sale are considered derivative contracts.  The Company’s proposed disclosure for the impacted item as it would have appeared in the December 31, 2009 10-K consists of the following:

         1) Add the following to Note 1: Nature of Operations and Summary of Significant Accounting Policies

Derivitives

The Bank enters into interest rate lock commitments, which are commitments to originate mortgage loans whereby the interest rate on the loan is determined prior to funding and the customers have locked into that interest rate.  Accordingly, such commitments are recorded at estimated fair value with changes in fair value recorded in “Net gains on sales of loans held for sale” on the Consolidated Statements of Operations and do not qualify for hedge accounting.  The Bank also has corresponding forward sale commitments related to these interest rate locks commitments, which are recorded at fair market value with changes in fair value recorded in “Net gains on sales of loans held for sale” on the Consolidated Statements of Operations and do not qualify for hedge accounting.  See note XX for additional information related to the valuation of interest rate lock and forward sale commitments.

2) Add a new Note XX: Derivatives

The Bank enters into interest rate lock commitments, which are commitments to originate mortgage loans whereby the interest rate on the loan is determined prior to funding and the customers have locked into that interest rate.  At December 31, 2009, the Bank had $3.7 million in total notional amount of interest rate lock commitments, with a fair value of $20.  The Bank manages market risk on the interest rate lock commitments and mortgage loans held for sale with corresponding forward sale commitments, which are recorded at fair value with changes to fair value recorded in net gains on sales of loans held for sale.  At December 31, 2009, the Bank had $6.0 million in total notional amount related to these forward sale commitments, with a fair value of ($20).  Changes in fair value are recorded in other assets or other liabilities on the balance sheet, depending on their balance.  The adjustment to net gains on mortgage loans held for sale as a result of interest rate lock commitments and forward sale commitments at December 31, 2009 was $0.

3) Change Note 15: Disclosures About Fair Value of Financial Instruments to read:

Mortgage loans held for sale consist of residential first mortgage loans held for sale that are valued based on traded market value of similar assets where available and/or discounted cash flows at market interest rates and were recorded in loans held for sale in the Consolidated Balance Sheets.  The Company classifies loans held for sale subject to fair value adjustments as Level 2.

Comment:

9.
Please revise your future filings to disclose the method used to determine impairment pursuant to ASC 310 related to your impaired loans. If any impaired loans are valued using the practical expedient therein, please revise to disclose the methodology for determining the fair value of such amounts and provide the relevant disclosure pursuant to ASC 810-10-50.

Response:

Please be advised that the Company will include the requested information in future filings.  In the Form 10-Q for the quarter ended June 30, 2010 we would have replaced “NOTE 4 – ACTIVITY IN ALLOWANCE FOR LOAN LOSSES” with  “NOTE 4 – LOANS,” which would have included the following tables and discussion.  Note that this section is repeated as part of the full proposed NOTE 4 as presented in response to comment number 12 below.

The following table sets forth information about impaired loans for the periods indicated.

	June 30, 2010	December 31, 2008
Impaired loans with an allocated allowance for loan losses	$-	$948
Impaired loans without an allocated allowance for loan losses	-	-
Total impaired loans	$-	$948

Allocated allowance on impaired loans	$-	$141

There were no impaired loans at June 30, 2010.  Impaired loans totaled $948 at December 31, 2009 and primarily consisted of one-to-four family residential loans.  Interest of $0 and $21 was recognized on average impaired loans of $457 and $951 for the six months ended June 30, 2010 and the year ended December 31, 2009, respectively.  No interest was recognized on impaired loans on a cash basis during the six months ended June 30, 2010 and the year ended December 31, 2009, respectively.  The allocated allowance for loan losses attributable to impaired loans totaled $0 and $141 for the six months ended June 30, 2010 and the year ended December 31, 2009, respectively.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At June 30,			At December 31,
	2010			2009
			% of			% of
		% of	Loans in		% of	Loans in
		Allowance	Category		Allowance	Category
		to Total	to Total		to Total	to Total
	Amount	Allowance	Loans	Amount	Allowance	Loans
		($ in thousands)			($ in thousands)
One-to-four family	$280	9.4%	19.2%	$280	10.0%	20.8%
Multi-family and nonresidential	1,117	37.4	39.1	1,125	40.0	36.8
Construction	160	5.4	13.5	160	5.7	12.2
Land	335	11.2	8.8	286	10.2	9.7
Consumer	200	6.7	9.1	200	7.1	9.3
Commercial	893	29.9	10.3	762	27.1	11.2
Total allowance for loan losses	$2,985	100.0%	100.0%	$2,813	100.0%	100.0%

The Company’s assessment of allowance levels is determined in accordance with GAAP and regulatory guidelines.  In determining the allowance, management uses information to stratify the loan portfolio into loan pools with common risk characteristics.  Loan pools in the portfolio are assigned estimated allowance amounts of loss based on various factors and analysis.  Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio.  All of these estimates are susceptible to significant change.  Management reviews the level of allowance at least quarterly and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectibility of the loan portfolio. Loans determined to be impaired include non-accrual loans and troubled debt restructurings (“TDRs”).  Impaired loans with outstanding balances greater than $100,000 are evaluated individually rather than on a pool basis.  The allocated allowance for loan losses attributable to restructured loans included in the table above was $0 and $0 at June 30, 2010 and December 31, 2009, respectively.

Loans deemed to be impaired include TDRs plus any other loans where management has determined that it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.  For these loans, the Company measures the level of impairment based on the present value of the estimated projected cash flows, the estimated value of the collateral or, if available, observable market prices.  If current valuations are lower than the current book balance of the credit, the negative differences are reviewed and, if deemed appropriate, charged-off.  If a charge-off is not deemed appropriate, a specific reserve is established for the individual loan in question.  The total of impaired loans was approximately $0 at June 30, 2010 and $948 at December 31, 2009.  The allowance allocated to impaired loans, excluding TDRs, totaled $0 and $141 at June 30, 2010 and December 31, 2009, respectively.  Loans characterized as TDRs totaled $178 at June 30, 2010, compared to $0 at December 31, 2009.  The allowance allocated to TDRs, excluding specifically-impaired loans referred to above, totaled $0 at June 30, 2010 and $0 at December 31, 2009.  The TDR total of $178 at June 30, 2010 is comprised of a single commercial real estate loan for which the Company agreed to accept interest only payments for one year.  The difference in net present values of the cash flows for the restructured loan compared to the original loan terms was immaterial and, therefore, no specific reserve was established for the loan.

Item 11. Executive Compensation - Summary Compensation Table, page 15

Comment:

10.	Please tell us and revise in your future disclosures the material factors necessary to understand the figures disclosed in the “Bonus” column of your Summary Compensation Table.

Response:

The figures disclosed in the “Bonus” column of the Company’s Summary Compensation Table constitute discretionary cash bonuses awarded to executive officers.  Following is an example of our proposed disclosure for this item as it would have appeared in the Company’s April 8, 2010 Proxy Statement:

						Nonqualified
						Deferred
				Stock	Option	Compensation	All Other
Name and		Salary	Bonus	Awards	Awards	Earnings	Compensation	Total
Principal Position	Year	($)	($) (1)	($) (2)	($) (3)	($) (4)	($) (5)	($)
Earl O. Bradley, III	2009	$ 195,261	$ -	$ -	$ -	$ -	$ 41,483	$ 236,744
Chief Executive Officer	2008	190,499	47,625	284,692	161,692	-	35,825	720,333

Patrick C. Greenwell	2009	184,413	23,974	-	-	-	40,592	248,979
Chief Financial Officer	2008	179,915	28,786	284,692	161,692	-	34,523	689,608

John T. Halliburton	2009	162,717	22,374	-	-	-	36,301	221,392
President	2008	158,749	34,925	284,692	161,692	-	31,743	671,801

_____________________________________
(1)	Reflects the value of discretionary cash bonuses awarded to executive officers.
(2)
Reflects the value of restricted stock awards granted to our executive officers under the 2008 Equity Incentive Plan on August 11, 2008 based on the grant date fair value of restricted stock awards in accordance with stock-based compensation accounting rules (FASB ASC Topic 718), disregarding any impact of assumed forfeiture rates.  See note 16 of our consolidated financial statements for the year ended December 31, 2009, filed on Form 10-K dated March 4, 2010, for assumptions made in valuation.

(3)
Reflects the value of stock option awards granted to our executive officers under our 2008 Equity Incentive Plan on August 11, 2008 based on the grant date fair value of stock option awards in accordance with stock-based compensation accounting rules (FASB ASC Topic 718), disregarding any impact of assumed forfeiture rates.  See note 16 of our consolidated financial statements for the year ended December 31, 2009, filed on Form 10-K dated March 4, 2010, for assumptions made in valuation.

(4)
The Company has a Nonqualified Deferred Compensation Plan under which executives directed that their deferred compensation be invested in First Advantage Bancorp stock, which is held in a trust established by the Bank.  Amounts deferred earned interest until stock was actually purchased.  Dividends are paid on First Advantage Bancorp stock which is held in trust for each individual and are used to purchase additional shares of Company stock.  No above-market or preferential earnings were paid on nonqualified compensation during 2009.

(5)
Details of the amounts reported in the “All Other Compensation” column for fiscal 2009 are provided in the table below.  Amounts in the table below do not include perquisites, which did not total in the aggregate more than $10,000 for any of the named executive officers.

	Mr. Bradley	Mr. Greenwell	Mr. Halliburton
Employer contributions to 401(k) plan	$7,444	$6,554	$6,087
ESOP allocation	15,718	15,718	15,718
Dividends - 2008 Executive Incentive Plan	5,252	5,252	5,252

Form 10-K for the Fiscal Year Ended December 31, 2009 and Form 10-Q/A for the Quarter Ended March 31, 2010 – Exhibits 31.1 and 31.2

Comment:

11.
We note that your certifications included as Exhibits 31.1 and 31.2 to the Form 10-K and Form 10-Q/A contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, the certifications omit language from Item 4 whereby you certify that you have responsibility for establishing and maintaining internal control over financial reporting. Please file amended certifications and in all future filings the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Response:

Please be advised that the Company will file amended certifications for the fiscal year ended December 31, 2009 under cover of Form 10-K/A and Form 10-Q/A for the quarter ended March 31, 2010 – Exhibits 31.1 and 31.2.   Furthermore, such certifications in all future filings will be in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Form 10-Q for the Quarter Ended June 30, 2010 – General

Comment:

12.
Please revise future filings to disclose the information required by Items III and IV of Industry Guide 3. Please also revise to present the credit quality measures discussed in your Form 10-K including, but not limited to, non-performing loans and allowance to non-performing loans. Alternatively, please disclose why you believe such disclosures are not meaningful to an investor’s understanding of material trends in your loan portfolio and related credit losses.

Response:

Please be advised that the Company will include the requested information in future filings.  The following tables will be presented in the Loans note to the financial statements.  In the Form 10-Q for the Quarter Ended June 30, 2010 we would have replaced “NOTE 4 – ACTIVITY IN ALLOWANCE FOR LOAN LOSSES” with the following:

NOTE 4 – LOANS

The following table summarizes the composition of our total net loans receivable:

	At June 30,		At December 31,
	2010		2009
	Amount	Percent	Amount	Percent
	(Dollars in thousands)		(Dollars in thousands)
Real estate loans:
Permanent loans:
One-to-four family	$43,902	19.1%	$44,582	20.8%
Multi-family	15,506	6.8	13,695	6.4
Nonresidential	74,223	32.3	63,910	29.9
Construction loans:
One-to-four family	17,105	7.5	13,880	6.5
Multi-family	628	0.3	3,060	1.4
Nonresidential	13,234	5.8	9,941	4.6
Land loans	20,131	8.8	20,849	9.7
Total real estate loans	184,729	80.6	169,917	79.3

Consumer:
Home equity loans and lines of credit	17,592	7.7	16,445	7.7
Auto loans	740	0.3	850	0.4
Deposit loans	276	0.1	257	0.1
Other	2,235	1.0	2,339	1.1
Total consumer loans	20,843	9.1	19,891	9.3

Commercial loans	23,531	10.3	24,069	11.3

Total loans	229,103	100.0%	213,877	100.0%
Allowance for loan losses	(2,985)		(2,813)
Net deferred loan costs	71		73
Loans receivable, net	$226,189		$211,137

The following table sets forth certain information at June 30, 2010 and December 31, 2009 regarding the dollar amount of loan principal repayments becoming due during the periods indicated.  The table does not include any estimate of prepayments which may significantly shorten the average life of loans and may cause our actual repayment experience to differ from that shown below.  Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

	At June 30, 2010

	One- to	Multi-family and Nonresidential					Total
	Four-Family	Real Estate	Construction	Land	Consumer	Commercial	Loans
	(In thousands)

Amounts due in:
One year or less	$9,963	$17,026	$27,758	$7,891	$13,569	$6,782	$82,989
More than one year to three years	12,826	44,468	1,298	9,496	2,256	8,700	79,044
More than three years to five years	5,469	25,656	1,911	2,525	1,694	3,473	40,728
More than five years to fifteen years	6,330	2,457	-	220	3,446	4,575	17,028
More than fifteen years	9,314	-	-	-	-	-	9,314
Total	$43,902	$89,607	$30,967	$20,132	$20,965	$23,530	$229,103

	At December 31, 2009

	One- to	Multi-family and Nonresidential					Total
	Four-Family	Real Estate	Construction	Land	Consumer	Commercial	Loans
	(In thousands)

Amounts due in:
One year or less	$9,913	$16,304	$24,138	$9,244	$13,399	$7,298	$80,297
More than one year to three years	10,867	15,928	1,246	9,441	2,278	7,219	46,979
More than three years to five years	6,784	38,444	1,496	1,861	1,794	4,603	54,983
More than five years to fifteen years	7,553	6,850	-	303	2,499	4,948	22,153
More than fifteen years	9,465	-	-	-	-	-	9,465
Total	$44,582	$77,526	$26,881	$20,849	$19,971	$24,069	$213,877

The following table sets forth the dollar amount of all loans at June 30, 2010 that are due after June 30, 2011, and have either fixed interest rates or floating or adjustable interest rates.

As of 6/30/2010		Floating or
	Fixed Rates	Adjustable Rates	Total
	(Dollars in thousands)
One-to-four family	$32,386	$1,553	$33,939
Multi-family and nonresidential	61,543	11,039	72,582
Construction	2,708	501	3,209
Land	1,434	10,807	12,241
Consumer	4,924	2,473	7,397
Commercial	11,655	5,092	16,747
Total	$114,650	$31,465	$146,115

As of 12/31/2009		Floating or
	Fixed Rates	Adjustable Rates	Total
	(Dollars in thousands)
One-to-four family	$33,102	$1,567	$34,669
Multi-family and nonresidential	52,510	8,712	61,222
Construction	1,496	1,246	2,742
Land	1,811	9,793	11,604
Consumer	5,404	1,168	6,572
Commercial	11,583	5,187	16,770
Total	$105,906	$27,673	$133,579

We consider repossessed assets and loans that are typically 90 days or more past due to be nonperforming assets.  Typically, loans are placed on nonaccrual status when they become 90 days delinquent at which time the accrual of interest ceases and the allowance for an uncollectible accrued interest is established and charged against operations.  Typically, payments received on a nonaccrual loan are first applied to the outstanding principal balance.  Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold.  When property is acquired it is recorded at fair market value at the date of foreclosure.  Holding costs and declines in fair value after acquisition of the property result in charges against income.  Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income.  Subsequent interest payments are applied to the outstanding principal balance.

The following table provides information with respect to our nonperforming assets at the dates indicated.

Non-performing Assets	At June 30,	At December 31,
	2010	2009
	(Dollars in thousands)

Non-accrual loans:
One- to four-family	$1,495	$888
Multi-family and nonresidential	807	-
Construction	-	-
Land	292	-
Consumer	7	8
Multi-family and nonresidential	-	432
Consumer	301	57
Commercial	13	18
Total	2,915	1,403

Accruing loans past due 90 days or more:
One- to four-family	-	-
Multi-family and nonresidential	-	-
Construction	-	-
Land	-	-
Consumer	-	-
Commercial	-	-
Total	-	-
Total of non-accrual and 90 days or	2,915	1,403
More past due loans

Real estate owned	624	301
Other non-performing assets	-	-
Total non-performing assets	$3,539	$1,704

Total non-performing loans to total loans	1.27%	0.66%
Total non-performing loans to total assets	0.84%	0.41%
Total non-performing assets to total assets	1.03%	0.50%

Loans are placed on non-accrual status when, in management’s opinion, the borrower may be unable to meet payment obligations, which typically occurs when principal and interest payments are 90 days past due.  At June 30, 2010 and December 31, 2009, non-accruing loans were $2,915 and $1,403, respectively.  Had non-accrual loans performed in accordance with their original contract terms, the Company would have recognized additional interest income, net of tax, of approximately $35 in 2010 and $20 in 2009.  No interest income was recognized on non-accrual loans on a cash basis during the first two quarters of 2010 or during 2009.

The following table sets forth information about impaired loans for the periods indicated.

	June 30, 2010	December 31, 2008
Impaired loans with an allocated allowance for loan losses	$-	$948
Impaired loans without an allocated allowance for loan losses	-	-
Total impaired loans	$-	$948
Allocated allowance on impaired loans	$-	$141

There were no impaired loans at June 30, 2010.  Impaired loans totaled $948 at December 31, 2009 and primarily consisted of one-to-four family residential loans.  Interest of $0 and $21 was recognized on average impaired loans of $457 and $951 for the six months ended June 30, 2010 and the year ended December 31, 2009, respectively.  No interest was recognized on impaired loans on a cash basis during the six months ended June 30, 2010 and the year ended December 31, 2009, respectively.  The allocated allowance for loan losses attributable to impaired loans totaled $0 and $141 for the six months ended June 30, 2010 and the year ended December 31, 2009, respectively.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At June 30,			At December 31,
	2010			2009
			% of			% of
		% of	Loans in		% of	Loans in
		Allowance	Category		Allowance	Category
		to Total	to Total		to Total	to Total
	Amount	Allowance	Loans	Amount	Allowance	Loans
	($ in thousands)			($ in thousands)
One-to-four family	$280	9.4%	19.2%	$280	10.0%	20.8%
Multi-family and nonresidential	1,117	37.4	39.1	1,125	40.0	36.8
Construction	160	5.4	13.5	160	5.7	12.2
Land	335	11.2	8.8	286	10.2	9.7
Consumer	200	6.7	9.1	200	7.1	9.3
Commercial	893	29.9	10.3	762	27.1	11.2
Total allowance for loan losses	$2,985	100.0%	100.0%	$2,813	100.0%	100.0%

The Company’s assessment of allowance levels is determined in accordance with GAAP and regulatory guidelines.  In determining the allowance, management uses information to stratify the loan portfolio into loan pools with common risk characteristics.  Loan pools in the portfolio are assigned estimated allowance amounts of loss based on various factors and analysis.  Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio.  All of these estimates are susceptible to significant change.  Management reviews the level of allowance at least quarterly and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectibility of the loan portfolio. Loans determined to be impaired include non-accrual loans and troubled debt restructurings (“TDRs”).  Impaired loans with outstanding balances greater than $100,000 are evaluated individually rather than on a pool basis.  The allocated allowance for loan losses attributable to restructured loans included in the table above was $0 and $0 at June 30, 2010 and December 31, 2009, respectively.

Loans deemed to be impaired include TDRs plus any other loans where management has determined that it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.  For these loans, the Company measures the level of impairment based on the present value of the estimated projected cash flows, the estimated value of the collateral or, if available, observable market prices.  If current valuations are lower than the current book balance of the credit, the negative differences are reviewed and, if deemed appropriate, charged-off.  If a charge-off is not deemed appropriate, a specific reserve is established for the individual loan in question.  The total of impaired loans was approximately $0 at June 30, 2010 and $948 at December 31, 2009.  The allowance allocated to impaired loans, excluding TDRs, totaled $0 and $141 at June 30, 2010 and December 31, 2009, respectively.  Loans characterized as TDRs totaled $178 at June 30, 2010, compared to $0 at December 31, 2009.  The allowance allocated to TDRs, excluding specifically-impaired loans referred to above, totaled $0 at June 30, 2010 and $0 at December 31, 2009.  The TDR total of $178 at June 30, 2010 is comprised of a single commercial real estate loan for which the Company agreed to accept interest only payments for one year.  The difference in net present values of the cash flows for the restructured loan compared to the original loan terms was immaterial and, therefore, no specific reserve was established for the loan.

During the second quarter of 2010 the Company granted payment deferrals of 90 days to four commercial and commercial real estate loan customers with a total outstanding balance of $1.6 million.  These deferrals were offered by the Company to the borrowers to assist them in recovering from the effects of severe local flooding that occurred in the Clarksville area in early May 2010.  There was no reduction of the principal balances, no reduction of the contractual interest rates, no forgiveness of accrued interest and, the maturities of the loans were not extended.  All of the borrowers were conforming to the terms of their original loan agreements at the time the payment deferrals were granted.  The allowance for loan losses related to these loans was not affected by the payment deferrals.

The following table sets forth an analysis of the allowance for loan losses for the periods indicated.

	Six Months Ended	Year Ended
	June 30,	December 31,
	2010	2009
	(In thousands)
Allowance for loan losses at beginning of period	$2,813	$2,175
Provision (Credit) for loan losses	459	868
Charge offs:
One-to-four family	283	44
Multi-family and nonresidential	-	-
Construction	-	-
Land	-	-
Consumer	9	68
Commercial	8	150
Total charge-offs	300	262
Recoveries:
One-to-four family	4	-
Multi-family and nonresidential	-	-
Construction	-	-
Land	-	-
Consumer	3	13
Commercial	6	19
Total recoveries	13	32
Net charge-offs	287	230
Allowance for loan losses at end of period	$2,985	$2,813
Allowance for loan losses to nonperforming loans	102.40%	200.50%
Allowance for loan losses to total loans outstanding at the end of the period	1.30%	1.31%
Net charge-offs to average loans outstanding during the year	0.13%	0.12%

Federal regulations require us to review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. “Substandard assets” must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. “Doubtful assets” have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified “loss” is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a “special mention” category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard or doubtful we may establish a specific allowance for loan losses. If we classify an asset as loss, we charge off an amount equal to 100% of the portion of the asset classified loss.

The following table shows the aggregate amounts of our classified assets at the dates indicated.

	June 30,	December 31,
	2010	2009
	(In thousands)

Special mention assets	$1,456	$223
Substandard assets	5,034	3,241
Doubtful assets	-	-
Loss assets	-	-
Total classified assets	$6,490	$3,463

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  Please call me at (931) 920-1503 if you have any questions.

Sincerely,

/s/  Patrick C. Greenwell

Patrick C. Greenwell
Chief Financial Officer

cc:           Mr. Earl O. Bradley, III
Chief Executive Officer

Victor Cangelosi, Esq.